Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-294563

Relating to the

Preliminary Prospectus Supplement

Dated July 14, 2026

(To Prospectus Dated March 24, 2026)

PRICING TERM SHEET

July 15, 2026

DigitalOcean Holdings, Inc.

Placement of

12,543,915 shares of Common Stock

The information in this pricing term sheet supplements DigitalOcean Holdings, Inc.’s preliminary prospectus supplement, dated July 14, 2026 (the “Preliminary Prospectus Supplement”), relating to a registered direct placement of common stock (the “Registered Direct Offering”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the Preliminary Prospectus Supplement. As used in this pricing term sheet, “we,” “our” and “us” refer to DigitalOcean Holdings, Inc. and not to its subsidiaries.

Issuer	DigitalOcean Holdings, Inc.

Securities Offered	12,543,915 shares of common stock, par value $0.000025 per share, of DigitalOcean Holdings, Inc. (“Common Stock”)

Ticker / Exchange for Common Stock	DOCN / the New York Stock Exchange (“NYSE”)

Last Reported Sale Price per Share of Common Stock on July 15, 2026	$119.65

Offering Price per Share of Common Stock	$117.54, which equals the volume-weighted average price of DigitalOcean’s common stock on July 15, 2026

Trade Date	July 16, 2026

Settlement Date	July 23, 2026

Use of Proceeds	We estimate that the net proceeds to us from the Registered Direct Offering will be approximately $1.470 billion, after deducting our estimated offering expenses. We intend to use the net proceeds from the Registered Direct Offering, together with cash on hand, to repurchase approximately $471.83 million principal amount of our outstanding 0.00% Convertible Senior Notes due 2030 (the “2030 Convertible Notes”) in separate, privately negotiated transactions with a limited number of holders of our 2030 Convertible Notes for an aggregate repurchase price of approximately $1.474 billion in cash (the “Convertible Notes Repurchase”). The Registered Direct Offering and the Convertible Notes Repurchase are cross-conditional. This pricing term sheet does not constitute an offer to buy, or the solicitation of an offer to sell, any 2030 Convertible Notes.

CUSIP / ISIN Numbers for the Common Stock	25402D102 / US25402D1028

We have filed a registration statement (including a prospectus) and the Preliminary Prospectus Supplement with the SEC for the Registered Direct Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and the Registered Direct Offering. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we will arrange to send you the Preliminary Prospectus Supplement (or, when available, the final prospectus supplement) and the accompanying prospectus upon request to: DigitalOcean Holdings, Inc., 105 Edgeview Drive, Suite 425, Broomfield, Colorado 80021, Attention: Legal Department, Telephone: (646) 827-4366.

The information in this pricing term sheet is not a complete description of the Common Stock or the Registered Direct Offering. You should read the information contained or incorporated by reference in the Preliminary Prospectus Supplement and the accompanying prospectus, as supplemented by this pricing term sheet, in making an investment decision with respect to the Common Stock. We have not authorized anyone to provide you with any information other than that contained or incorporated by reference in the Preliminary Prospectus Supplement, the accompanying prospectus or this pricing term sheet. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.